UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building
128 Xudong Road, Wuchang District
Wuhan City, Hubei Province, 430063
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 4, 2020, pursuant to Section 36 of the Securities Exchange Act of 1934, the Securities and Exchange Commission (“SEC”) issued Order Release No. 34-99318 (the “SEC Order”) granting exemptions to registrants subject to the reporting requirements of the Exchange Act Section 13(a) or 15(d) due to circumstances related to the coronavirus disease 2019 (COVID-19). On March 25, 2020, the order was modified and superseded by a new SEC order (Release No. 34-88465), which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of COVID-19 if certain conditions are satisfied.

Pursuant to the SEC Order, as modified, Dunxin Financials Holdings Limited (the “Company”) states the following:

(1)	The Company is relying on the SEC Order dated March 4, 2020, and as modified and superseded by on March 25, 2020, to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (“Form 20-F”) due to the circumstances related to COVID-19. Absent the SEC Order, the Form 20-F is originally due on April 30, 2020.

(2)	The Company is unable to file the Form 20-F on a timely basis due to travel restriction, quarantines and staffing issues as a result of COVID-19.

The Company’s headquarters and operations are located in Wuhan, China. As a result of the COVID-19 outbreak that was first reported on December 31, 2019 in Wuhan, China, the Chinese government-initiated travel restrictions and mandatory quarantines to control the spread of COVID-19 within China. Such restrictions included the imposition of unprecedented restrictions on travel and the closure of businesses in Wuhan. On April 8, 2020, the Chinese government started to lift some of the restrictions and quarantines in Wuhan, which has allowed the Company to gradually resume business operations at its Wuhan office. However, the previous measures and precautionary actions taken by the Chinese government in Wuhan have caused disruptions to the daily operations of the Company and thus have impacted the resumption of normal business operations of the Company’s facilities and to staff access. This has, in turn, delayed the Company’s ability to review and complete its annual report by on or before April 30, 2020. As a result, the Company is unable to timely file the Form 20-F by April 30, 2020.

(3)	The Company intends to file the Form 20-F on or before June 14, 2020 (which is 45 days from the original filing deadline of April 30, 2020).

(4)	In light of the current COVID-19 pandemic, the Company will be supplementing the following Risk Factor due to COVID-19:

The Company’s business operations could be adversely affected by the continued outbreak of COVID-19.

The Company’s business operations could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first identified in Wuhan, Hubei Province, China. The Company’s corporate headquarters and operations are located in Wuhan, China, which was the epicenter of the current COVID-19 outbreak in China. Any outbreak of contagious diseases and other adverse public health developments could be materially adverse on the Company’s business operations. In response to the highly contagious and sometimes fatal coronavirus inflicting thousands of people in China, the Chinese government has imposed travel restrictions and quarantines to help control the spread of COVID-19. In addition, the continued spread of COVID-19 globally could further adversely impact the Company’s operations and could have an adverse impact on the Company’s business and financial results as the Company’s primary client base are borrowers who apply for consumer, commercial, collateral-backed and enterprise loans. The impact of the COVID-19 pandemic on the global financial markets may reduce our ability to access capital and could materially affect our liquidity, capital resources, operations and business.

We currently are unable to predict the duration and severity of the spread of COVID-19, and responses thereto, on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the speed of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions to the foregoing, and reactions and responses of the populace both in affected regions and regions yet to be affected. Due to the fluidity of and changing nature of the COVID-19 pandemic, we are unable to predict the extent of the impact of COVID-19 on our clients and our business and operations. The Company may also need to take additional measures that could materially affect our client base, business policies and logistics, and could have an adverse impact on our business directions and thus financial outcomes. While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Dated: April 20, 2020	By:	/s/ Ricky Qizhi Wei
	Name:	Ricky Qizhi Wei
	Title:	Chairman and Chief Executive Officer

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